

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 16, 2017

<u>Via e-mail</u>
Andy H. Chien
Chief Financial Officer
MGM Growth Properties LLC
6385 S. Rainbow Blvd., Suite 500
Las Vegas, NV 89118

     Re: **MGM Growth Properties LLC and MGM Growth Properties Operating Partnership LP**
                  Form 10-K for the Year Ended December 31, 2016
                  Filed March 6, 2017

                  Form 8-K
                  Filed April 27, 2017
                  File No. 001-37733

Dear Mr. Chien:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Kristi Marrone

                                Kristi Marrone
                                Accountant
                                Office of Real Estate
                                & Commodities